Exhibit 99.1

Transcript of a Conference Call Held by Cytyc Corporation on February 12, 2007

Operator: Greetings ladies and gentlemen, and welcome to the Cytyc Corporation to acquire Adeza Biomedical Corporation Conference Call. [Operator Instructions]. As a reminder, this conference is being recorded. It is now my pleasure to introduce your host Jeff Keen, Director of Corporate Communication for Cytyc Corporation. Thank you, Mr. Keen. You may begin.

Jeff Keen, Director of Corporate Communication: Thank you, operator. Good morning everyone and welcome to Cytyc Corporation’s conference call to discuss our plans to acquire Adeza Biomedical Corporation. If you have not received a copy of the press release issued this morning, please call The Ruth Group at 646-536-7017 and one will be faxed to you. The following presentation will include forward-looking statements within the meaning of the Federal Securities laws, including statements about the expected benefits of the transaction, Cytyc’s future operating results, financial conditions and business strategy.

These statements are subject to a number of risks and uncertainties, including those detailed in the company’s press release issued today, and in its Form 10-K and other SEC filings, and in Adeza’s Form 10-K and other SEC filings that could cause actual results and outcomes to differ materially from those projected in the forward-looking statements. Please remember that these statements speak only as of today’s date and that you should not place undue reliance on them.

In addition, please note this call is being recorded by Cytyc Corporation and is copyrighted material. It cannot be rerecorded or rebroadcast without the company’s expressed permission and your participation implies consent to our taping.

With that, I’d like to turn the call over to Patrick J. Sullivan, Chairman, President and Chief Executive Officer of Cytyc Corporation.

Patrick J. Sullivan, Chairman, President and Chief Executive Officer: Thank you, Jeff and good morning ladies and gentlemen. I’d like to welcome you to our teleconference to discuss the very exciting news we released earlier this morning, concerning our acquisition of Adeza Biomedical for $24 a share in cash or a total net consideration of $356 million.

Joining me on the call today are John McDonough, President of Cytyc Development Corporation, and Tim Adams, our Chief Financial Officer. I will first provide an overview of the proposed transaction and discuss why we believe Adeza is an excellent, if not, perfect strategic fit for Cytyc. John will outline Adeza’s business and market opportunity; Tim will then discuss the financial applications of this acquisition.

Adeza is very similar to Cytyc. They are a profitable publicly trading company with a focus on women’s reproductive health. Their business model is exactly the same as ours, our razor and razor blade business with gross margins greater than 80%.

I have been interested in combining forces with Adeza for very long time. I know the company well and I have watched the terrific job that Emory Anderson, Adeza’s CEO has done in growing his company. Adeza currently markets and sells diagnostic products for preterm birth and infertility. We believe the total market opportunity for Adeza’s products is in excess of $500 million worldwide. They have a robust product development pipeline which includes diagnostic products for the prediction of successful labor induction and promising preterm birth therapeutic products called Gestiva.

For the first nine months of 2006, Adeza generated more than $37 million in revenue and Adeza’s management has provided Wall Street with revenue guidance of between 51 and $53 million for the full year 2006. Adeza’s principal product is called FullTerm, the fetal fibronectin test, which is used to aid in the diagnosis of preterm birth. Adeza sells this test through a direct sales force of nearly 100 people who, like Cytyc, call on OB/GYNs, clinical laboratories and managed care organizations.

We are excited about a combination with Adeza for several reasons. First, this combination will significantly leverage Cytyc’s worldwide commercial capabilities since their product is marketed to OB/GYNs and the test is performed in a hospital or commercial laboratory. This is exactly the same as our ThinPrep Pap Test. Cytyc currently has 200 sales representatives that call on OB/GYNs in the United States. Today, they sell and promote these [ph], ThinPrep Pap Test and an overture device.

Adeza’s products will simply be additional products that we will sell to our existing customers. We also have a sales force of approximately 50 sales representatives that call on hospital and commercial labs, the same labs that sell and perform Adeza’s FullTerm product. The fit for our US business simply could not be more perfect.

Adeza has very little sales of their product outside the United States. Cytyc on the other hand has a commercial operations team of approximately 150 people around the world selling directly in 17 countries. This worldwide sales force is fully capable of selling Adeza’s products which will significantly expand the commercial presence for Adeza. Second, this acquisition solidifies Cytyc’s position as the premier women’s health company and expands our products into the rapidly-growing reproductive health care market.

Finally, this acquisition will leverage all of our capabilities of our recently-formed Diagnostic Products Division including our product development, customer service and manufacturing capabilities. In our communications with Wall Street, we have been very clear about our growth objectives; to continue to grow the business through organic growth of our existing products, our own research and development activities and through focused acquisitions that leverage our physician and laboratory commercial infrastructure. With the acquisition of Adeza, we believe we are adding yet another best-in-class product that achieves all of these objectives.

In conclusion, this is a very natural and highly synergistic business combination and we are very excited about our ability to drive a strong economic return for our shareholders. I would like to now turn the call over to John McDonough. John?

John P. McDonough, President, Cytyc Development Corporation, and Senior Vice President, Corporate Development: Thank you Pat and good morning. I will start by giving an overview of Adeza’s product line. I will then briefly discuss the process that we use when evaluating potential mergers and acquisitions and why we feel Adeza is an excellent fit for Cytyc. Adeza has two revenue-generating products today; FullTerm and E-tegrity. FullTerm, the fetal fibronectin test is an FDA approved test that detects a protein found in pregnant women and is used as an aid in the assessment of the risk of premature birth from 22 to 35 weeks of pregnancy.

For the first nine months of 2006, FullTerm represented more than 95% of Adeza’s total revenue. This product comprises of single-use disposable cassettes and the patented instrument, the TLiIQ System which analyzes the sample. The collection process of FullTerm is similar to our ThinPrep Test. The OB/GYN collects the cervical sample using a swab which has been placed in a collection device and sent to the laboratory for processing. Both hospital laboratories and large reference labs perform this test on a routine basis today.

FullTerm offers value to physicians, patients and the healthcare system and has demonstrated effectiveness in over 125 published peer-reviewed studies. A key feature of the test is that it has a high negative predictive value. With a negative result, a doctor can be over 99% certain that women will not deliver within the next two weeks. This results in significant cost savings to the health care system since the expected mother would not have to be admitted to the hospital. In fact, according to the New England Journal of Medicines, preterm births have historically accounted for up to 85% of all pregnancy-related complications and deaths in the United States alone. Additionally, the March of Dimes has estimated that over $15 billion in costs were associated with the care of preterm or low-birth-weight infants in 2002 alone.

Today, the test is frequently used on patients who are experiencing signs and symptoms of preterm labor. We believe the United States market opportunity for this patient population is roughly 800,000 tests or over $80 million. A growing application is for patients who are at risk of preterm labor and birth. We estimate the market opportunity for this patient population in the United States to be as large as 3.6 million tests or greater than $300 million. We believe that Adeza has penetrated about 10% of the total United States market opportunity. The international market represents a significant growth opportunity as international sales for Adeza represent only about 2% of sales. We believe there is great potential outside of the United States, and we plan to focus initially on the large markets where we can utilize our existing commercial capabilities.

Adeza’s other commercial product is the E-tegrity Test. This is an infertility related test to assess the receptivity of the uterus to embryo implantation in women with unexplained infertility. This test is processed by Adeza Diagnostic Services, a CLEA approved and California-licensed reference laboratory. E-tegrity represents nearly 2% of Adeza’s total revenues today.

Adeza also has a number of products in the development pipeline. Very briefly, I would like to touch on Gestiva which we believe could be a significant growth driver in the coming years as it represents a $100 million plus worldwide market opportunity. This is in part based on data from the American College of Obstetricians and Gynecologists which states that nearly 133,000 women may be eligible for the treatment and this number would likely be higher if more women receive prenatal care in the first trimester.

This drug is a long acting injectable form of naturally occurring progesterone. Adeza filed a new drug application for this product last year and in October 2006 Adeza announced receipt of an approvable letter for Gestiva from the FDA subject to the completion of an additional animal study and certain other conditions.

In addition, very recently the Office of Orphan Products Development of the US Food and Drug Administration granted orphan drug designation covering Gestiva, providing the opportunity for seven years of US market exclusivity. We believe this product is highly complementary with FullTerm and that a positive FullTerm test can drive usage of Gestiva and that an FDA approved Gestiva product can help drive usage of FullTerm especially in the emerging high risk markets. The Gestiva product will also be promoted using the same OB/GYN sales force.

We plan to integrate Adeza into our Diagnostic Products Division. We will combine our respective sales force, customer service, operations and other organizations into a single unified unit that will support our commercial efforts in supporting our OB/GYN and laboratory customers. All international efforts will be managed through our international division, and G&A functions will be combined into our existing corporate functions. As we have discussed in the past, we have developed a long list of criteria for evaluating acquisition opportunities that includes items such as whether the product is clinically proven to be best-in-class, whether the product is used by the same customer our sales force sells to today, whether the opportunity leverages our development and operations capabilities, and of course, we thoroughly evaluate a number of financial metrics such as discounted cash flow, return on invested capital, accretion dilution and other financial criteria. This acquisition of Adeza is a great fit with our profile. FullTerm is a best-in-class product and we believe it has become the standard of care. FullTerm is ordered by the same physicians and performed by the same labs that Cytyc calls on today for our ThinPrep Pap Test.

Lastly, due in large part to our ability to leverage our worldwide commercial infrastructure, this acquisition has the potential to provide our shareholders with an excellent return on investment, to be highly accretive to Cytyc’s earnings per share, and represents a significant long term earnings growth opportunity. We are very excited about combining forces with the Adeza team who have impressively developed a great product and developed a product that makes a difference in saving and improving the lives of women and their babies.

With that, I will now turn the call over to Tim Adams.

Timothy M. Adams, Senior Vice President, Chief Financial Officer, and Treasurer: Thank you John and good morning everyone. I will briefly review the financial terms of the transaction and the expected financial impact for 2007 and 2008. Our $24 per share offer or $356 million in aggregate consideration is an all-cash offer for all of the Adeza outstanding shares. We will finance the acquisition using Cytyc’s existing cash, the cash on Adeza’s balance sheet that we will receive upon closing and the utilization of our existing credit facility. The acquisition will be conducted by means of a tender for all of the outstanding shares of Adeza. The Board of Directors of Adeza has unanimously recommended that the stockholders of Adeza accept the offer. The offer which is expected to commence within the next week will be subject to customary conditions including antitrust clearance and the acquisition by Cytyc of a majority of Adeza’s shares.

Completion of the tender offer is expected before the end of March 2007. Holders of approximately 22% of the outstanding shares of Adeza have agreed to tender their shares in the offer and to vote their shares in favor of the merger agreement and against any other transaction subject to the provisions of the agreement. From an earnings standpoint, we expect the transaction to be break-even to full-year 2007 diluted earnings per share, but is likely to be $0.01 dilutive in the first quarter following the acquisition as we work through the integration and transition period. We believe the acquisition will be at least $0.05 accretive to 2008 diluted earnings per share. This guidance excludes one-time charges associated with the transaction and includes an estimate for the non-cash amortization charges which will be determined through an independent valuation that will be completed after the acquisition is closed.

This is an excellent financial transaction for our shareholders as we expect the revenue growth to be consistent with our expectation of Cytyc’s future revenue growth. This transaction includes significant synergies in the sales, marketing and G&A areas and these synergies, coupled with the revenue growth, will accelerate our diluted earnings per share growth rate. We expect the transition to take approximately two quarters before we can fully realize all of the cost savings from this business combination. We are excited about our ability to generate a strong long-term financial return on this transaction due to the revenue growth opportunity both within and outside the United States, the synergies previously mentioned and the greater than 80% gross margins that Adeza realizes on its products.

Thank you, and with that, I would turn the call back over to Pat.

Patrick J. Sullivan, Chairman, President and Chief Executive Officer: Thank you, Tim. Operator, we’ll now open up the call for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions]. Our first question comes from David Lewis with Morgan Stanley.

<Q – David Lewis>: Hi good morning.

<A>: Good morning David.

<Q – David Lewis>: Quick question here Pat, if you could provide some more granularity on what the true driver of the acquisition actually was; I guess what I am trying to drive at is, Cytyc has a very large distribution force, but so did Adeza, they had 70, 80 reps, and the product has been on the market for seven or eight years. So I am trying to understand was the driver of this transaction a belief that you can get dramatically higher penetration of the fFN markets, both US and abroad or are you making much more significant a bet on the success of Gestiva? And then I have a couple, two follow-ups.

<A – Patrick Sullivan>: I think David, it’s primarily the distribution channel of combining the forces between our OB/GYN sales force and their OB/GYN sales force that will give us significant leverage, and broader presence with the OB/GYN. We think Gestiva is a very good upside for the company and for the product. And I think primarily it’s the distribution synergies.

<Q – David Lewis>: And is there anything else besides just adding more bodies to the equation that we may be missing in terms of what would catalyze this significant market share increase?

<A – John McDonough>: David, I would say that for our market research, and this is John McDonough speaking, we definitely have seen a change in the market, as Pat mentioned, this is certainly a company and a product and a market that we have been following for quite a long time. And we are really starting to see adoption in the high-risk market and we think a very strong marketing and commercial effort in that area in the United States can help drive the growth rate. And we also believe that Adeza because of its size has obviously not focused outside of the United States. And we think we have a very strong commercial infrastructure that we can leverage to see some good growth in the international markets as well.

<Q – David Lewis>: Okay. And John, just maybe sticking with that idea, historically, the company has been fairly hesitant in getting a CLEA waiver in trying to offer some of this testing in the physicians’ office. Are you sort of vehemently opposed to that or is that a possibility of potentially growing this market.

<A – John McDonough>: Yeah, I wouldn’t say we are vehemently opposed to it, but on the other hand, I would say we will look at that, but it’s not an assumption in our growth plans that that’s a necessary place to be.

<Q – David Lewis>: Okay. And one last question for Tim maybe, you mentioned various types of synergies, you just recently are closing down obviously the NovaSure-related facilities. Do you intend to keep these facilities up and how quickly can you move, I hate to back, how quickly can you close down the facility; or is there an intent to close down the West Coast facility?

<A – Timothy Adams>: Yes, David we have not disclosed the details of the plans. What I did mention in the prepared remarks is that it will take us approximately a couple of quarters really to realize all of the synergies. We do think that synergies are an important for the transaction and we look at all areas of the company. And again as Pat mentioned earlier, this is really an exciting opportunity to leverage, you know, both the sales force that we have out there calling on the docs and the labs, but also all of the G&A infrastructure that we have currently in place.

<Q – David Lewis>: Okay, thank you very much.

<A – Patrick Sullivan>: Thanks David.

Operator: Our next question is from Tom Gunderson with Piper Jaffray.

<Q – Thomas Gunderson>: Hi. Good morning, so, John. You are going by pretty quickly, could you just repeat those two US markets of 800,000 and 3.6 million, and what they were exactly?

<A – John McDonough>: Sure. The 800,000 market ,Tom, is the symptomatic market, so women presenting with signs and symptoms roughly in our market research, we view that as a market size of 800,000 tests on an annual basis just in the United States. The high risk market, which are women who perhaps have delivered early in the past, et cetera have other history typically that would put them in the high risk category, we view that as about a 3.6 million test market. And the way you get to the 3.6 million tests is that there are about 1.2 million women who actually are in the high risk category and the opportunity for those women will be to have three or perhaps even more than three tests during the course of their pregnancy.

<A – Patrick Sullivan>: Tom, at a macro level, there is about 4 million pregnancies in the United States every year.

<Q – Thomas Gunderson>: Right. And so the 3.6 million isn’t 3.6 million women, it’s 1.2 million women getting three tests?

<A>: That’s correct.

<Q – Thomas Gunderson>: Okay, that’s the part that confused me a little. And then Pat, this is probably the same question as David asked, but maybe a little bit different way. Why now, you’ve known Adeza since before they went public, you have talked to them, you know their business. What is it about now? And also refresh me on the history here. Is Adeza’s profits free and clear, or do they still have some sort of splitting with Abbott?

<A – Patrick Sullivan>: They had a relationship with Abbott in the past. That relationship has been terminated, so there is no ongoing relationship with Abbott at all. I have known Adeza and Emory Anderson for a long period of time. Tom, I think that it — it really is a good time for us. I think that we have a very mature sales and marketing organization that has a lot of credibility with the OB/GYNs. I think compared to the Adeza sales force they’re a little bit earlier in their development, and I think we can really roll this product into our commercial machine and really make a lot of — really of make a lot of progress and growth come out it. I do think significantly the high risk market, I think we can with our sales and marketing organization and focused efforts can really make a higher penetration than Adeza has been able to do so in the past. And I also think Gestiva is a good product position for the business.

<Q – Thomas Gunderson>: Sounds good. Thank you.

Operator: Our next question is from Bruce Cranna with Leerink Swann.

<Q – Bruce Cranna>: Hi good morning.

<A>: Hi Bruce.

<A>: Good morning, Bruce.

<Q – Bruce Cranna>: Hey Tim, just do you know yet the portion of the transaction price that’s cash versus line of credit?

<A – Timothy Adams>: Bruce, I think its safe to say, let’s call the enterprise value, the $356 million number we spoke to, we ended the year last year with about 300 million of cash on the balance sheet. By the time we get to closing we should have approximately 300 million of our cash available. That leaves about 50, 60 million of borrowings against the line of credit. And again that is net of the cash on their balance sheet to get to that 356 starting point.

<Q – Bruce Cranna>: Okay, and there is a breakup fee?

<A – Timothy Adams>: Bruce, there will be — we would be filing documents with SEC later this week that will describe the process and certainly all the terms and conditions of the offer. So that is not out in the public yet and we would refer everyone to this documents when they are filed later this week.

<Q – Bruce Cranna>: Okay. And then just quickly on Gestiva, maybe you could help me out a little bit. Like, it strikes me as being a little bit weird, you guys selling the drug, assuming it’s approved. Is that not weird in your opinion, or would you consider partnering that product or how would that work?

<A – Patrick Sullivan>: No, I would say selling pharmaceuticals has never been weird from my perspective. I think that is something that we have always had an interest in. I always said diagnostics devices and pharmaceuticals, the third was pharmaceuticals, this Gestiva product is just so synergistic with their FullTerm product. I think it is a great fit for Adeza and for us. And our sales force is fully capable and competent in selling pharmaceutical products. No question.

<Q – Bruce Cranna>: Okay.

<A – John McDonough>: And very importantly, we will outsource as Adeza’s plan for all of the manufacturing and the distribution side of it. And even some of the front-end side of it in terms of managed care management with the physician et cetera to make it very, very simple for the physician to be able to order the product. And all that can be outsourced and, the focus for us is just get the commercial and the sales folks promoting the use to the OB/GYNs.

<Q – Bruce Cranna>: Okay. And last question for me on fFN, can you give us some idea as to the split of sales, hospital versus commercial lab?

<A – John McDonough>: Yeah, I think it’s probably better for us not to disclose that at this time, and perhaps talk a little bit more about that after the acquisition is closed, we are not sure what Adeza in the past has disclosed. We certainly understand what that split is, but I would refer to comment by Adeza management in the past.

<Q – Bruce Cranna>: Okay, thank you.

Operator: Our next question is Ed Shenkan with Needham & Company.

<Q – Edward Shenkan>: Thanks Pat. Question, was this a competitive bid?

<A – Patrick Sullivan>: Sorry?

<Q – Edward Shenkan>: Was it a competitive bid, were there several other bidders as Adeza put it out there are lot of people assess whether they wanted to acquire this, you came up as the highest bidder which would increase the likelihood that this is going to close, and we are not going to have bunch of other bidders, and price changes?

<A – Patrick Sullivan>: I think it’s fair to say Ed that we are very satisfied with the terms of the transaction, and are not in a position to comment on possible actions or intention of other potential bidders.

<A – Timothy Adams>: Ed, this is Tim, and again, when we file the S4, process will be documented in there, so you will be able to take a look at everything that has transpired.

<Q – Edward Shenkan>: And if you could tell us about the discipline you are going to use if it would turn into a bidding contest?

<A – Patrick Sullivan>: I would just refer you to the financial discipline that we exhibited in our Vision transaction.

<Q – Edward Shenkan>: Would you expect additional large transactions in ‘07 if this one closes that there could be more?

<A – Patrick Sullivan>: More beyond this?

<Q – Edward Shenkan>: Yeah, more beyond this, in ‘07.

<A – Patrick Sullivan>: I think we continue to be active in our business development, both as I have mentioned in the past, making investments in small startup companies, in equity investments, licensing products as we have done from the University of Massachusetts in the case of our Cellient, and also looking at acquisition opportunities. So, the business development group doesn’t get a vacation here because we have done this transaction.

<A – Timothy Adams>: Ed, this is Tim. Let me just add to that. A few months back, Pat announced our divisional structure and again, I think where this transaction plays into Cytyc very nicely, is Tony Kingsley heads up the Diagnostics Division in the US, David Harding heads up the International Division. So those are two of our leaders that will work on the integration and really selling this product in their respective markets. That leaves us with our Surgical Products Group where certainly they will not be involved in the integration and the transition. So I think our divisional structure really allows us to continue to be active in the market when we find the next best-in-class opportunity.

<Q – Edward Shenkan>: And last question and I’ll get back in queue, how might this change your relationship with some of the large labs, will this make you significantly more valuable to them where I am thinking of Quest and others, the value proposition I would think is enhanced by Cytyc with these additional products, could you just explain how greatly that could be changed?

<A – Patrick Sullivan>: I think it’s, with Cytyc’s commercial infrastructure of our sales force calling on OB/GYNs will be beneficial for all our customers.

<Q – Edward Shenkan>: Okay, thanks Dan, or thanks Pat.

Operator: Our next question is from Amit Hazan with CIBC World Markets.

<Q – Amit Hazan>: Hey good morning guys.

<A>: Hey Amit.

<A>: Good morning Amit.

<A>: Hi.

<Q – Amit Hazan>: Just a couple of questions I guess, first on Gestiva, wondering if you can give us a little bit of color on what your expectations are as far as revenues there, or if you do expect revenues in ‘07. And then just give us an update, you talked about a $100 million market opportunity there, if you can give us an idea of how you’d get to that and give us an update also more specifically on the reproductive animal studies going on and when you might expect the exact approval to come?

<A – John McDonough>: Sure. Well in terms of the Gestiva opportunity, I would say again, I would refer to Adeza management public comments on this in the past. There is an animal study requirement from the FDA, pending the outcome of that, from our standpoint, we are not assuming FDA approval in 2007. Having said that, there is very much the possibility that could occur, but we are not assuming that. In terms of how you get to the $100 million market, there is roughly a 130,000 to 150,000 women who we believe will be candidates for this product, potentially even more than that, but 130,000 to 150,000 in the United States. We believe that during the course of the treatment, that Cytyc, Adeza, the Gestiva product could generate up to $1,000 in revenue per patient during the course of the treatment which typically would comprise somewhere between 15 and 20 injections during the course of the pregnancy. And that’s the US opportunity alone. And then of course we have the outside US opportunity that would go beyond that.

<Q – Amit Hazan>: Okay. I guess that’s helpful. And then Pat, maybe in the press release, you talked about Adeza doing 50 million in sales. I know you guys talked about the guidance that the previous management gave, I am just wondering for those of us who have not been as close to the Adeza story, if you can give us an idea, the growth had slowed in ‘06 relative to ‘05, of what has gone on there, and what you plan to do to accelerate that if you indeed plan to accelerate it, look for acceleration in ‘07?

<A – Patrick Sullivan>: They have had, Adeza has enjoyed pretty steady growth rates over the past. And I think that when you look at overall, they’ve had a – about an 18 or 19% growth rate of ‘06 over ‘05. So, I think that with our – in our commercial hands, I think we can accelerate that growth rate. Our sales force has been in place for 10 years, have great relationships with OB/GYNs; we are well known in that market space. And I think with this, this product in our sales force hands, we can accelerate that growth.

<Q – Amit Hazan>: And just a follow-up there, how do we understand the 50 million in sales you put in your press release relative to the 51 to 53 million guidance?

<A – Timothy Adams>: Yes, Amit, the 50 was an approximate based on a run rate annual basis and then we put their guidance, I think Pat spoke to the guidance on the call that they have given Wall Street for the year.

<A – John McDonough>: Adeza has not released their Q4 earnings so, we are certainly not doing that for them on this call.

<Q – Amit Hazan>: Okay, thanks very much.

Operator: Our next question is from Tom Kouchoukos with AG Edwards.

<Q – Thomas Kouchoukos>: Thanks, good morning guys.

<A>: Hey Tom.

<A – Timothy Adams>: Hi, Tom.

<Q – Thomas Kouchoukos>: I am not sure if I understood correctly on the sales force. Will you be keeping the Adeza sales guys or are you going to go strictly with your own?

<A – Patrick Sullivan>: I think we would look to integrate their sales force into our sales force, and basically we would try to get some synergies in the sales organization.

<Q – Thomas Kouchoukos>: Okay so, the 100 that call on the office today, I mean could you see that going to 178 or whatever the number is today?

<A – Patrick Sullivan>: Well, we have 200 today, 100 calling on at the office and they have got roughly 100 calling in the office. I think we will combine those two sales forces together with the Adeza transaction.

<Q – Thomas Kouchoukos>: Okay great. And then, obviously, looking at Adeza’s earnings for ‘06 or what the expectations are, I mean, certainly they have had to stand pretty significantly to promote high risk as they have kind of rolled out this application, how much do you think you can squeeze out of this? I know its an educational sale and that doctors have pretty well entrenched with biophysical tests, what can you squeeze out of this going into ‘07 and ‘08?

<A – Timothy Adams>: Hey, Tom, this is Tim. I think a couple of points that are very important here. When we take a look at Adeza’s financial profile today, and certainly in our hands with some of the synergies, from an operating margin perspective, it is accretive for 2007. In my comments earlier, I said it would be break-even for full-year ‘07. And it’s really the financing costs that take you from an accretive operating margin platform down to break-even for ‘07. But clearly based on the business that they are running today, and in the hands of our sales force, this thing is highly accretive, and hence the $0.05 that we talked about in 2008. So, we think we have the right synergies based on our modeling and the right investments in place to drive the revenue growth.

<Q – Thomas Kouchoukos>: Okay. And then on the accretion side, that was at least $0.05 accretive, so, you’re not really going to get much more out of that.

<Q – Thomas Kouchoukos>: And then another question on reimbursement, as we’ve looked through this, we are having a hard time getting a sense of looking at some of the coverage policies that are out there on the internet that you see, I know those aren’t always up-to-date. But, some of the physicians we’ve spoken to said, okay on signs and symptoms, we get paid every time, in high risk sometimes, we have to do pre-authorizations for certain companies that are out there to deal with the new high risk test. Are you seeing when you’ve done your due diligence, are you seeing that that scenario is improving and that you are seeing more uniform payments across the board?

<A – John McDonough>: Yeah, we are definitely seeing uniform payments across the board, and very strong payments as well. The economics on this are typically reimbursements $200 and up in terms of where the reimbursement is. And I would say over the course of the last 6 to 12 months, the point that you are on, just adoption and high risk generally, reimbursement acceptance being a part of that, we have seen a real shift in terms of physicians moving and adopting high risk. And we just think that a major driver here that we can bring to the table is the commercial and sales force breadth that we have in being able to clinically promote the use of the product. It’s important to note that that there is still excellent growth that can be realized out of the symptomatic market, that certainly the high risk market represents a very, very large opportunity that we think that we can capture with our sales force.

<Q – Thomas Kouchoukos>: Okay. And I know you had also mentioned E-tegrity. That’s something that seems like, it’s just been a stable maybe million dollar market each year. Is that something you think you can leverage and get some growth out of going forward, or is that more just a service that happens to tie in nicely that you take your revenues, you get off of it?

<A – John McDonough>: Yeah, it’s probably more of the latter. I mean it’s a little bit from an opportunity to growth there. But your focus and certainly our focus is on the FullTerm product and even some things in the product pipeline such as Gestiva.

<Q – Thomas Kouchoukos>: Okay. And on Gestiva, you had mentioned potentially a $1,000 ASP I guess for a full course of therapy. I mean looking I think at the FDA Panel Meeting, they had talked about it being maybe 7 to $10 an injection. So that seems like a pretty steep premium to what a compounded pharmacy would charge today. And obviously with an FDA brand, you could get some premium. Do you think you would see much pushback on a price point like that in the marketplace?

<A – John McDonough>: We feel pretty comfortable with the pricing based on our research.

<A – Patrick Sullivan>: And I think we have a history of increasing reimbursement for products.

<Q – Thomas Kouchoukos>: Okay. Great. Well thank you guys very much.

<A – Patrick Sullivan>: Thank you.

<A>: Thanks Tom.

Operator: [Operator Instructions].

Our next question is from Jonathan Block with SunTrust Robinson Humphrey.

<Q – Jonathan Block>: Hey guys, good morning. Just a couple quick ones. Tim, just in terms of the financing, if you were to do about 300 million of the deal with cash on hand, can you just remind us of what you will have left on the existing credit facility?

<A – Timothy Adams>: The credit facility that we put in place last year is up to $345 million of availability, and there is nothing drawn on that line today. So we would borrow 50-60 million approximately on day one to help finance the transaction.

<Q – Jonathan Block>: Okay, great. And then, just in terms of other acquisitions, if you would and obviously this gets here a little bit closer to that billion in revs that you had previously talked about in ‘08, in terms of other acquisitions if you can maybe just give us a little granularity would it be some of the niche stuff that we’ve seen in the past couple of quarters or could it be something of the magnitude that would make a draw down completely on the credit facility or financing with debt, any clarity there would be very helpful?

<A – John McDonough>: Yeah, I mean, this is John McDonough, I mean, for sure we don’t comment on what we might do in the future. We remain pretty active in terms of looking at opportunities and certainly when you find a great opportunity you need to move on it. You can always line the timing up of what you want it to be. Several sources of capital that would be available to us and a lot of it would be dependent upon timing. I mean, the company is throwing out tremendous amount of cash so, and pretty quickly we could have that full credit line available to us again, and probably later this year in terms of our ability to — pay up credit lines. So, we remain pretty active looking at a lot of opportunities but its impossible to know what the timing or if and when something might happen.

<Q – Jonathan Block>: Okay just last one, I think the current estimates that they are I believe call for Adeza to grow revs around mid to high teen, I think as you guys mentioned there’s been very little contribution from international, just from a sort of a modeling perspective if you would, is it safe to assume that with the additions of the sales force the opportunity that you guys have on the international side that this should be a 20% plus grower revenue top line in ‘07?

<A – Timothy Adams>: Hey Tom, this is Tim. In my comments earlier, we noted that this would be consistent with our own internal growth projections that we have shared with the Street for 2007. And so, for ‘07 Cytyc is looking at a 14 to 16% organic growth rate over 2006. And we would expect this to fit in very nicely with those expectations.

<Q – Jonathan Block>: Yeah, but just a little -

<A – Patrick Sullivan>: On the international side, it is a great opportunity for us, but it will take some time to get it together and get start direct sales out of the international markets.

<Q – Jonathan Block>: Okay, great. That’s where I was getting at. Thanks so much guys.

Operator: Our Next question is from Ed Shenkan with Needham & Company.

<A>: Ed?

Operator: Sir, your line is open, go ahead.

<Q – Edward Shenkan>: Sorry, wanted to follow-up. If you were to draw down 50 or 60 million of debt on day one, what’s the rate there that it would be at?

<A – Timothy Adams>: Can’t figure it, roughly 6.5 ballpark. It’s a LIBOR plus.

<Q – Edward Shenkan>: Okay. And Pat for international launch, it sounds like what you just said, it wouldn’t be imminent? Is it a year off or two years off or how long would it take you guys to do your market research and really get ready to do a great launch in Europe?

<A – Patrick Sullivan>: We are going to hit the ground running as soon as this transaction closes in the international marketplace. We are going to take where we have our existing infrastructure calling on OB/GYNs in Germany, Italy, Spain, et cetera and start launching this product.

<Q – Edward Shenkan>: Okay. So, immediate and how fast – what would be the international expectations for Gestiva?

<A – Patrick Sullivan>: We currently do not have any expectations of Gestiva in the international markets at this point.

<Q – Edward Shenkan>: Great. Thanks, no further questions.

Operator: Gentlemen, I am showing no further questions in queue at this time.

Patrick J. Sullivan, Chairman, President and Chief Executive Officer: Thank you, operator. I have a few closing comments. We are very excited about the acquisition of Adeza and believe it’s an absolute perfect fit for the company. When you look at it from the strategic fit, it couldn’t be better; the marketing fit of our sales force is combined with theirs calling on OB/GYNs, laboratories and managed care organizations; it’s very synergistic. When you look at this acquisition from a financial perspective, their gross margins being greater than 80% and accretion of about a nickel next year, we think that the financial metrics are extraordinary, and think this is a great acquisition for the company. So thank you for your participation on the call and we will be back to you at the end of the first quarter. Thank you.

Operator: This concludes today’s conference. Thank you for your participation, you may disconnect your lines at this time.